

TOFFEE, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020



TOFFEE, INC.
BALANCE SHEET
FOR THE YEAR ENDING DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash	$	303
TOTAL CURRENT ASSETS	$	303
TOTAL ASSETS	$	303

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

ACCOUNTS PAYABLE	-
TOTAL LIABILITIES	-

SHAREHOLDERS EQUITY

COMMON STOCK (10,000,000 SHARES AUTHORIZED; 8,000,0000 ISSUES; $0.00001 PAR VALUE)	80
ADDITIONAL PAID IN CAPITAL	650
RETAINED EARNINGS (Deficit)	(427)
TOTAL SHAREHOLDERS' EQUITY	303
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	303

The accompanying notes are an integral part of these financial statements.



TOFFEE, INC.
INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2020

OPERATING EXPENSE

      FORMATION EXPENSES   250
      ADVERTISING   177

                                                       427

NET INCOME FROM OPERATIONS   427

NET INCOME   ($427)



TOFFEE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2020

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(427)
Change in Accounts Payable		-

Net Cash Flows From Operating Activities	**(427)**

Cash Flows From Financing Activities

Draws on Related Party Loan	80
Issuance of Common Stock	650
Increase in Additional Paid In Capital	-
Net Cash Flows From Financing Activities	730

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		303
Cash at End of Period	$	303

The accompanying notes are an integral part of these financial statements.   1



NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Toffee, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company plans to operate as an e-commerce business, providing a platform for customers to buy and sell digital products.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

 The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

 Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the period ended December 31, 2020 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the



tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance.
The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset.

Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows. In January 2017, the FASB issued ASU

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

The accompanying notes are an integral part of these financial statements.   1



In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- EQUITY

Under the Company's original articles of incorporation in effect through April of 2020, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock   8,000,000

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

 The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The accompanying notes are an integral part of these financial statements.   1



NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 1, 2021, the date that the financial statements were available to be issued.



The Financial Statements and the notes in the packet were reviewed and audited by the following team.

Dec 02 2021

Stacie Simpson, Enrolled Agent

Dec 02 2021

Michael Kirkman, Independent Auditor

Dec 02 2021

Viswa Koll, CPA License Number 4470-2021

TOFFEE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

_____

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at Inception Issuance	8,000,000	$ 80	$ -	$ -	$ 80
of Stock		-	650		650
Net Income				(427)	(427)
Balance at December 31, 2020	8,000,000	$ 80	$ 650	$ (427)	$ 303

Dec 02 2021   Dec 02 2021   Dec 02 2021

The accompanying notes are an integral part of these financial statements.   4



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Audit Trail

Document Details

Title	Toffee Inc (1).pdf, Toffee Equity.pdf
File Name	Toffee Inc (1).pdf, Toffee Equity.pdf
Document ID	9acffc37e21041f696b6a474403e1394
Fingerprint	b520c8f816421edd8230377b4fffba42
Status	Completed

Document History

Document Created	Document Created by Ben Kirkman (kirkman9@icloud.com) Fingerprint: b520c8f816421edd8230377b4fffba42	Dec 02 2021 11:39PM UTC
Document Signed	Document Signed by Ben Kirkman (kirkman9@icloud.com) IP: 71.45.65.71	Dec 02 2021 11:39PM UTC
Document Sent	Document Sent to Stacie Simpson (staciesimpsonea@gmail.com)	Dec 02 2021 11:39PM UTC
Document Sent	Document Sent to Viswa Koll CPA (staciesimsponexec@gmail.com)	Dec 02 2021 11:39PM UTC
Document Viewed	Document Viewed by Viswa Koll CPA (staciesimsponexec@gmail.com) IP: 71.45.65.71	Dec 02 2021 11:39PM UTC
Document Signed	Document Signed by Viswa Koll CPA (staciesimsponexec@gmail.com) IP: 71.45.65.71	Dec 02 2021 11:39PM UTC
Document Viewed	Document Viewed by Stacie Simpson (staciesimpsonea@gmail.com) IP: 71.45.65.71	Dec 02 2021 11:40PM UTC
Document Signed	Document Signed by Stacie Simpson (staciesimpsonea@gmail.com) IP: 71.45.65.71	Dec 02 2021 11:40PM UTC
Document Completed	This document has been completed. Fingerprint: 4021aaf6b872ef59e10486c92a7efa18	Dec 02 2021 11:40PM UTC

